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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25


            NOTIFICATION OF LATE FILING

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                          (Check One)                         SEC FILE NUMBER
                                                                 1 - 6220
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                                                            CUSIP NUMBER

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        [x] Form 10-K and Form 10-KSB  [] Form 20-F  [] Form 11-K
                  [] Form 10-Q and Form 10-QSB  [] Form N-SAR

   For Period Ended: .........................................September 30, 1997
   [x]      Transition Report on Form 10-K
   [ ]      Transition Report on Form 20-F
   [ ]      Transition Report on Form 11-K
   [ ]      Transition Report on Form 10-Q
   [ ]      Transition Report on Form N-SAR
   For the Transition Period Ended: ............................................


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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ........................
 ................................................................................
 ................................................................................


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Part I-Registrant Information

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     Full Name of Registrant  HMI Industries Inc.

     Former Name if Applicable
     ..........................................................................

     Address of Principal Executive Office (Street and Number)

     3631 PERKINS AVENUE
     ..........................................................................
     City, State and Zip Code   CLEVELAND, OHIO 44114

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PART II-RULES 12b-25(b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [Paragraph 23,047], the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release no. 34-26589 (Paragraph 72,435), effective
April 12, 1989, 54 F.R. 10306.]

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III-NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed).

The registrant could not reasonably obtain information necessary to finalize disclosures required in its Form 10-K Annual Report because key personnel were unavailable due to their involvement in negotiations to enter into an agreement to sell a substantial portion of the registrant's assets, Bliss Manufacturing Company.

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PART IV-OTHER INFORMATION

(1)      NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS
         NOTIFICATION.

         MICHAEL HARPER                           216                432-1990
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                    (Name)                    (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports)
         been filed? If answer is no, identify report(s).         [X] Yes [ ] No

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(3)      Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?                               [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                               HMI Industries Inc.
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                  (NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


DATE     12/29/1997                     BY
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                                          MICHAEL HARPER, VICE PRESIDENT, CORPORATE CONTROLLER



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Part IV(3)

The registrant anticipates that the earnings statements in its Form 10-K for the fiscal year ended September 30, 1997 will reflect a significant change in results of operations from the earnings statements in its Form 10-K for the previous fiscal year. The registrant's loss before income taxes and discontinued operations is expected to increase to $20,763,000 in 1997, from $8,606,000 in 1996. This is due principally to a decrease of $8,942,000 in sales, a decrease in gross profit due to volume declines, quality problems and operational inefficiencies, severance charges of approximately $2,000,000 related to the termination of former CEO Kirk W. Foley, and an increase of $4,659,000 in the reserve for uncollectible accounts receivable. These receivables are related to the Consumer Goods distributor network and the Finance Contract receivables from the registrant's financing subsidiary, HMAC.